UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐       No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Chilean Superintendence of Securities and Insurance, today Financial Market Commission (Comisión para el Mercado Financiero), and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the "Company"), its business, its securities or tender offer, as a material event:

The following resolutions were adopted at the General Shareholders’ Meeting held on April 16, 2020, among others:

1.	The approval of the Annual Report, Statements of Financial Position and Financial Statements for the year 2019; as well as the Report of Independent Auditors with respect to the previously mentioned Financial Statements;

2.	The approval of earnings distribution and dividend payments;

3.	The approval of Company dividend distribution policy and the distribution and payment procedures utilized;

4.	To renew the Board of Directors in its entirety, being composed by the following members:

SERIES A:

Eduardo Chadwick Claro

Juan Claro González

José Antonio Garcés Silva

Arturo Majlis Albala

Pilar Lamana Gaete (Independiente)

Gonzalo Parot Palma (Independiente)

Gonzalo Said Handal

Salvador Said Somavía

Rodrigo Vergara Montes

Roberto Mercadé

Marco Antonio Araujo

Mariano Rossi

SERIES B:

Georges de Bourguignon

Felipe Joannon Vergara

5.	The approval of compensation for Directors and members of the Directors’ Committee pursuant to Chilean Corporate Law and members of the Audit Committee established pursuant to the Sarbanes-Oxley Act; their annual report and expenses incurred by both Committees;

6.	The appointment of Ernst & Young as the Company’s independent auditors for the year 2020;

7.	The appointment of Fitch Chile Clasificadora de Riesgo Limitada and International Credit Rating Clasificadora de Riesgo Limitada as the Company's local rating agencies and Fitch Ratings, Inc. and Standard Poor’s Global Ratings as the Company's international rating agencies, for the year 2020;

8.	The approval of the report on Board agreements in accordance with articles 146 and forward of Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,

9.	The appointment of Diario Financiero, as the newspaper where Company notices and shareholders' meetings announcements should be published.

Regarding number 2 above, the Shareholders' Meeting approved payment of a Final Dividend on account of 2019 Fiscal Year and an Additional dividend on account of retained earnings in the following amounts:

Final Dividend

a.	Ch$26.00 (Twenty-six and 0/100 Chilean Pesos) per Series A Shares and;

b.	Ch$28.60 (Twenty-eight and 60/100 Chilean Pesos) per Series B Shares.

Payment of this final dividend will be available beginning May 29, 2020. The Shareholders’ Registry will close on the fifth business day prior to payment date.

Additional Dividend

a.	Ch$26.00 (Twenty-six and 0/100 Chilean Pesos) per Series A Shares and;

b.	Ch$28.60 (Twenty-eight and 60/100 Chilean Pesos) per Series B Shares.

Payment of this additional dividend will be available beginning August 28, 2020. The Shareholders’ Registry will close on the fifth business day prior to payment date.

Santiago, April 17, 2020.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, April 17, 2020